Nuveen Preferred and Income Term Fund Announces Final Results of Tender Offer and Increase in Distribution Rate

NEW YORK, August 19, 2024 – Nuveen Preferred and Income Term Fund (NYSE: JPI) announced the final results of a tender offer.

As previously announced, the fund conducted a tender offer allowing shareholders to offer up to 100% of their common shares for repurchase for cash at a price per share equal to 100% of the net asset value (NAV) per share as of the close of ordinary trading on the New York Stock Exchange on the expiration date of the tender offer. The tender offer expired on August 14, 2024 at 5:00 p.m. Eastern time.

In the tender offer, 8,672,542 common shares were tendered, representing approximately 38% of the fund’s common shares outstanding. Properly tendered shares will be repurchased as promptly as practicable at $20.0081 per share, which was the NAV of the fund as of the close of ordinary trading on the New York Stock Exchange on the expiration date, August 14, 2024. Shareholders of the fund who have questions regarding the tender offer should contact Georgeson, LLC, the information agent for the fund’s tender offer, at (866) 679-9573.

As a result of the successful completion of the tender offer, the proposals described in the fund’s proxy statement dated February 26, 2024 and in the offer to purchase relating to the tender offer will be implemented. In particular:

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The fund’s declaration of trust will be amended effective August 19, 2024 to eliminate the term structure of the fund. The amendment was previously approved by the fund’s shareholders at the fund’s annual meeting held on April 12, 2024, as adjourned to July 17, 2024.

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The fund’s name will change to “Nuveen Preferred Securities & Income Opportunities Fund” effective August 19, 2024 (the fund’s common shares will continue to trade on the New York Stock Exchange under the ticker JPI).

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Nuveen Fund Advisors, LLC, the investment adviser to the fund, will waive 50% of the fund’s net management fees beginning August 19, 2024 and continuing over the first year following the elimination of the term structure.

In addition, the Board of Trustees of the fund has approved an increase in the fund’s monthly distribution rate as outlined below. The distribution change is intended to help support secondary market trading in fund shares and enhance shareholder value. It is anticipated that to maintain the declared distribution rate, the fund may make distributions from sources other than net investment income. In this regard, the source of regular distributions may include a return of capital.

The following dates apply to today’s monthly distribution declaration for the fund:

Record Date	September 13, 2024
Ex-Dividend Date	September 13, 2024
Payable Date	October 1, 2024

			Monthly Distribution Per Share

Ticker	Exchange	Fund Name	Amount	Change From Previous Month	Percentage Increase

JPI	NYSE	Nuveen Preferred and Income Term Fund	$0.1660	$0.0680	69.4%

The Fund intends to distribute all or substantially all of its net investment income each year through its regular monthly distribution and to distribute realized capital gains at least annually. In addition, in any monthly period, to maintain its declared per common share distribution amount, the Fund may distribute more or less than its net investment income during the period. In the event the Fund distributes more than its net investment income during any yearly period, such distributions may also include realized gains and/or a return of capital. To the extent that a distribution includes a return of capital the NAV per share may erode. If a distribution includes anything other than net investment income, the fund provides a notice of the best estimate of its distribution sources at the time of the distribution which may be viewed at www.nuveen.com/CEFdistributions. These estimates may not match the final tax characterization (for the full year’s distributions) contained in shareholders’ 1099-DIV forms after the end of the year.

Nuveen is a leading sponsor of closed-end funds (CEFs) with $54 billion of assets under management across 45 CEFs as of 30 June 2024. The funds offer exposure to a broad range of asset classes and are designed for income-focused investors seeking regular distributions. Nuveen has more than 35 years of experience managing CEFs.

For more information, please visit Nuveen’s CEF homepage www.nuveen.com/closed-end-funds or contact:

Financial Professionals:

800-752-8700

Investors:

800-257-8787

Media:

media-inquiries@nuveen.com

About Nuveen

Nuveen, the investment manager of TIAA, offers a comprehensive range of outcome-focused investment solutions designed to secure the long-term financial goals of institutional and individual investors. Nuveen has $1.2 trillion in assets under management as of 30 June 2024 and operations in 27 countries. Its investment specialists offer deep expertise across a comprehensive range of traditional and alternative investments through a wide array of vehicles and customized strategies. For more information, please visit www.nuveen.com.

Nuveen Securities, LLC, member FINRA and SIPC.

The information contained on the Nuveen website is not a part of this press release.

Certain statements made in this release are forward-looking statements. Actual future results or occurrences may differ significantly from those anticipated in any forward-looking statements due to numerous factors. These include, but are not limited to:

• market developments;

• legal and regulatory developments; and

• other additional risks and uncertainties.

You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Nuveen and the closed-end funds managed by Nuveen and its affiliates undertake no responsibility to update publicly or revise any forward-looking statements.

The annual and semi-annual reports and other regulatory filings of Nuveen closed-end funds with the Securities and Exchange Commission (“SEC”) are accessible on the SEC’s web site at www.sec.gov and on Nuveen’s web site at www.nuveen.com/cef and may discuss the above-mentioned or other factors that affect Nuveen closed-end funds.

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